UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

August 5, 2003

TDC A/S
(Exact name of registrant as specified in its charter)

16 KANNIKEGADE AARHUS C DENMARK
(Address of principal executive offices)

001-12998
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On August 5, 2003 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated August 5, 2003

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S (Registrant)
August 5, 2003 (Date)	/s/ OLE SOEBERG Ole Soeberg Senior Vice President, Investor Relations

Earnings Release 2Q 2003

August 5, 2003

Strong second quarter for TDC. Outlook for net income increased by 21% to DKK 2.3bn.

Highlights 2Q 2003

  EBITDA of DKK 3.8bn, up 8%
  Net income 1 of DKK 681m, up 32%
  Strong growth in TDC Switzerland
  Outlook 2003 for EBITDA reaffirmed.
  Outlook for net income upgraded 21% to DKK 2.3bn

1) Excluding one-time items and fair value adjustments

TDCGroup, Income statements

DKKm	2Q 2002	2Q 2003	Change
			in %
Net revenues	12 723	12 370	(2,8)
Total revenues	13 370	12 791	(4,3)
Total operating expenses	(9 877)	(9 023)	8,6
EBITDA [1]	3 493	3 768	7,9
Depreciation, amortization and write-downs	(2 189)	(2 213)	(1,1)
EBIT [2]	1 304	1 555	19,2
One-time items	114	(919)	-
Net financials	(61)	(48)	21,3
- of which fair value adjustments	300	256	(14,7)
Income before income taxes	1 357	588	(56,7)
Income taxes	(537)	(347)	35,4
Income before minority interests	820	241	(70,6)
Minority interests’ share of net income	45	(49)	-
Net income	865	192	(77,8)
Net income excl. one-time items and fair value adjustments	514	681	32,5

EBITDA margin in %	27,5%	30,5%	-

1) TDC uses EBITDA (earnings before interest, taxes, depreciation and amortization) as a measurement for operating performance. For further explanation please refer to page 23.

2) EBIT is excl. one-time items in this report unless otherwise stated

Group highlights 2Q 2003

COPENHAGEN, Denmark, August 5, 2003 - TDC Group's earnings before interest, taxes, depreciation and amortization (EBITDA) totaled DKK 3,768m, up 7.9%, EBITexcluding one-time items was DKK 1,555m, up 19.2% and net income excluding one-time items and fair value adjustments was DKK 681m, up 32.5%.

Capital expenditures excluding share acquisitions totaled DKK 1,354m, a 29.6% reduction.

Cash flow from operating activities amounted to DKK 2,431m, a 12.9% increase.

Henning Dyremose, CEO and President says, "The environment for revenue growth continued to be tough in 2Q 2003. Since 2001, we have focused on improving EBITDA and cash generation. The continued strong improvement in EBITDA and reduction in capital expenditures in 2Q 2003 underlines the success of this focused effort,” and Henning Dyremose continues, "In the second quarter, we decided to reduce manning in our domestic operations. This decision was based on significant changes in our operating environment driven by competition, regulation, technological change, consumer behavior and current economic activity. The employment reduction program consequently secures a more profitable company that is better positioned for the future."

Net revenues

TDC's net revenues amounted to DKK 12,370m in 2Q 2003, a decrease of 2.8%, impacted by a reduction in low-margin wholesale and Talkline Infodienste revenues. On an on-going basis [1] net revenues grew 0.6%.

Total operating expenses

Total operating expenses amounted to DKK 9,023m in 2Q 2003, down 8.6%.

Transmission costs were DKK 4,065m, a reduction of 12.0%, driven by lower transmission costs in TDC Solutions and TDC Mobile International.

Other external charges were DKK 2,436m, down 10.9%, and driven by disciplined cost management in TDC Solutions and TDC Switzerland.

Number of employees
(full-time equivalents)

No. of FTE
1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
22565	22816	22487	22263	22060	21451

Wages, salaries and pension costs were DKK 2,522m, down 0.2%, reflecting fewer employees and partially offset by higher average wages.

During 2Q 2003, TDC decided to initiate a 10% reduction of the domestic workforce comprising 1,650 employees in the period until end of 1Q 2004. Consequently,1,180 employees will leave the company before the end of 2003. The reduction of the workforce has not impacted the number of employees in 2Q 2003. The cost associated with these 1,180 redundancies is DKK 0.6bn after tax, which is included in the 2Q 2003 report as a one-time item. The decision about the remainder of the reduction will be taken before the end of 1Q 2004.

EBITDA

Given the challenging revenue environment, EBITDA improvements are primarily a function of TDC’s disciplined cost management.

EBITDA increased 7.9% to DKK 3,768m in 2Q 2003, equivalent to an increase in the EBITDA margin to 30.5% from 27.5% in 2Q 2002. The improved margin stems mainly from a better margin in TDC Switzerland and TDC Solutions as well aselimination of low-margin revenue streams in TDC Mobile International.

In absolute terms, EBITDA improved DKK 275m, reflecting a DKK 328m improvement in TDC Switzerland.

EBITDA
(in DKKm)

EBITDA
1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
3207	3493	3861	3752	3442	3768

Depreciation, amortization and write-downs

Depreciation, amortization and write-downs amounted to DKK 2,213m, up 1.1%. Goodwill amortization increased 17.5% to DKK 443m which relates to an increase in goodwill since TDC obtained full ownership of TDC Switzerland in February 2003.

Earnings Before Interest and Tax (EBIT)

EBIT was DKK 1,555m, up 19.2%, reflecting higher EBITDA and almost unchanged depreciation and amortization. TDC Switzerland was the main driver of the DKK 251m improvement.

One-time items

One-time items before tax amounted to DKK (919)m compared with DKK 114m. The redundancy program accounted for DKK (857)m, while divestment of the Polish Internet activities resulted in a of DKK 62m.

EBIT including one-time items

Consequently, EBIT including one-time items totaled DKK 636m compared with DKK 1,418m in 2Q 2002.

Net financials

Net financials in 2Q 2003 were DKK (48)m compared with (61)m. Financial expenses, net, were DKK (312)m, compared with DKK (354)m, reflecting lower interest rates. Income from investment in other associated companies amounted to DKK 8m compared with DKK (7)m. Fair value adjustments were DKK 256m compared with DKK 300m and related primarily to a decrease in long-term interest rates, which increase the value of our swaps.

Income before tax

Income before tax excluding one-time items and fair value adjustments was DKK 1,251m, up 32.7% due to improvements in EBIT.

Including one-time items and fair value adjustments, income before tax was DKK 588m compared with DKK 1,357m,impacted by the one-time items related to TDC's redundancy program.

Income taxes

Income taxes amounted to DKK (347)m, down 35.4%. Tax related to income excluding one-time items and fair value adjustments was DKK (521)m compared with DKK (474)m, reflecting taxes on the improved earnings before tax partially offset by a lower effective tax rate.

Net income

Net income excluding one-time items and fair value adjustments amounted to DKK 681m, up 32.5%.

Net income including one-time items and fair value adjustments amounted to DKK 192m, compared with DKK 865m.

Statements of Cash Flow

Cash flow from operating activities was DKK 2,431m, up 12.9%, driven by improved EBITDA.

Cash flow from investing activities was DKK (1,427)m compared with DKK (1,321)m, reflecting a 29.6% reduction in capital expenditures, offset by lower proceeds from divestments and dividends received.

Net debt

Net debt amounted to DKK 33,707m by the end of 2Q 2003 compared with DKK 32,630m at end 1Q 2003. The increase reflects primarily payment of dividend to shareowners of DKK 2,453m, the cash flow to investing activities of DKK 1,427m and cash flow from operating activities of DKK 2,431m.

Capital expenditures

Capital expenditures excluding share acquisitions totaled DKK 1,354m, a 29.6% reduction.

In absolute terms the reduction was DKK 570m, driven primarily by TDC Mobile International and TDC Solutions bringing the capex-to-net-revenues ratio for the TDC Group down to 10.9% from 15.1%.

Capital expenditures
(in DKKm)

Capex
1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
1678	1924	1785	2312	1497	1354

Number of customers

TDC's total pro-rata customer base was 14.6m, up 11.5%, driven by domestic mobile, Talkline mobile and full ownership of TDC Switzerland. Deconsolidation of UMC with 204,000 customers in 2Q 2002, partly offset the increase.

The number of customers in the Danish activities was 7.1m, up 7.6% and driven by a strong net intake of mobile customers. The number of customers in the international activities was 7.5m, up 15.4%.

ADSL customers in Denmark grew 77.5% to 332,000, and when including broadband cable TV Internet access, the total number of broadband customers was 383,000, up 78.1%.

The mobile customer base grew 17.4% to 7.5m, driven primarily by customer intake in the domestic business, Talkline, Polkomtel and TDC Switzerland, partly offset by deconsolidation of UMC.

Business line performance in 2Q 2003

DC Solutions Group

TDC Solutions' activities are mainly Danish landline voice, Internet and data operations as well as integrated solutions.

DKKm	2Q 2002	2Q 2003	Change in %
Net revenues, total	4 919	4 600	(6,5)
Landline telephony	2 796	2 492	(10,9)
Retail	2 040	1 891	(7,3)
Subscriptions	1 007	951	(5,6)
Traffic	1 033	940	(9,0)
Wholesale	756	601	(20,5)
Transit traffic	330	222	(32,7)
Other [1]	426	379	(11,0)
Leased lines	399	327	(18,0)
Data communications and Internet services	676	785	16,1
Terminal equipment etc.	669	618	(7,6)
Other [2]	379	378	(0,3)
Other revenues [3]	450	292	(35,1)
Total revenues	5 369	4 892	(8,9)
Operating expenses	(3 983)	(3 511)	11,9
Transmission costs, raw materials and supplies	(1 474)	(1 282)	13,0
Other external charges	(1 244)	(1 007)	19,1
Wages, salaries and pension costs	(1 265)	(1 222)	3,4
EBITDA	1 386	1 381	(0,4)
Depreciation, amortization and write-downs	(685)	(762)	(11,2)
EBIT	701	619	(11,7)
1) Includes incoming traffic, prefix traffic and service provision.
2) Includes mobile telephony, operator services etc.
3) Includes other operating income and work performed for own purposes and capitalized.

TDC Solutions, the domestic landline business, is impacted by strong growth in broadband and IP services, and a decline in traditional telephony services. The latter reflects traffic migrating from landline telephony to mobile telephony, ADSL and intra-company IP/VPN-based solutions.

In 2Q 2003 net revenues were DKK 4,600m, a decrease of 6.5%.

Net revenues from landline telephony totaled DKK 2,492m, down 10.9%, reflecting a reduction of DKK 149m, or 7.3%, in landline retail revenues and a reduction of DKK 155m, or 20.5%, in landline wholesale revenues, primarily a consequence of lower international transit traffic prices.

The total number of landline minutes was 5,159m, down 7.9% and the number of voice retail minutes was 1,840m, down 14.8%.

Domestic landline traffic
(million minutes)

Domestic landline traffic
	2Q01	2Q02	2Q03
Mio. minutes	6259	5604	5159

The decline in traditional telephony was partially offset by 16.1% growth to DKK 785m in data communications and Internet service revenues. The key growth driver for this performance is the growth in number of ADSL customers.

ADSL customers
('000)

ADSL customers
2Q01	2Q02	2Q03
44	187	332

Operating expenses declined 11.9% to DKK (3,511)m. This included a 19.1 % reduction of other external charges, including lower work performed for own purposes and capitalized as well as savings on transportation, IT and rent.

Consequently, EBITDA amounted to DKK 1,381m in 2Q 2003, down DKK 5m or 0.4%. The EBITDA margin was 30.0% compared with 28.2%.

Depreciation and amortization increased 11.2% to DKK 762m due to increased investments in assets with short depreciation horizon and write-downs.

EBIT consequently amounted to DKK 619m, down 11.7%.

Capex amounted to DKK 548m, down 42.5%, bringing the capex-to-net-revenues ratio down to 11.9% from 19.4%.

By the end of 2Q 2003, the number of domestic landline customers in TDC Solutions, including retail and wholesale PSTN and ISDN, was 3.029m, a decline of 2.7%. The number of Duét customers was 275,000, up 3.4%.

The number of ADSL customers increased 145,000, or 77.5% to 332,000, while Internet dial-up customer levels decreased 4.8% to 512,000.

TDC Mobile International Group

TDC Mobile International includes mainly TDC Mobil A/S, Talkline, Polkomtel, Bité and One (formerly Connect Austria).

DKKm	2Q 2002	2Q 2003	Change in %
Net revenues, total	4 030	3 816	(5,3)
Domestic operations	1 316	1 453	10,4
European network operators	845	818	(3,2)
Talkline	1 869	1 545	(17,3)
Other revenues [1]	109	81	(25,7)
Total revenues	4 139	3 897	(5,8)
Operating expenses	(3 279)	(3 077)	6,2
Transmission costs, raw materials and supplies	(2 064)	(1 842)	10,8
Other external charges	(930)	(938)	(0,9)
Wages, salaries and pension costs	(285)	(297)	(4,2)
EBITDA	860	820	(4,7)
Domestic operations	401	408	1,7
European network operators	310	284	(8,4)
Talkline	149	128	(14,1)
Depreciation, amortization and write-downs	(348)	(408)	(17,2)
EBIT	512	412	(19,5)
1) Includes other operating income and work performed for own purposes and capitalized.

TDC Mobile International's 2Q 2003 net revenues amounted to DKK 3,816m, a reduction of 5.3%. On an ongoing basis [2] net revenues grew 5.3%.

Total operating expenses declined 6.2% to DKK 3,077m, driven by a 10.8% reduction in transmission costs.

2 EBITDA amounted to DKK 820m, down 4.7% or DKK 40m. On an ongoing basis EBITDA increased 1.0%.

Depreciation and amortization increased 17.2% to DKK 408m in 2Q 2003, mainly related to the domestic mobile operation due to changes in the depreciation profile.

Consequently, EBIT amounted to DKK 412m in 2Q 2003, down 19.5% compared with 2Q 2002. The change is related to lower EBITDA and higher depreciation.

Capital expenditures were DKK 250m, down 43.6%, bringing the capex-to-net-revenues ratio down to 6.6% from 11.0%.

Domestic mobile

Domestic mobile net revenues amounted to DKK 1,453m, up 10.4%. The main driver of revenues was a 12.9% increase in traffic volumes and resale of handsets. However, the strong traffic growth was partially offset by intensive retail price competition and a reduction in mobile termination rates.

EBITDA increased 1.7% to DKK 408m, impacted by an increase in customer acquisition costs, which led to a strong increase in the number of customers.

The number of domestic mobile customers, including TDC Solutions was 2.258m by the end of 2Q 2003, up 20.9%. The net intake of 390,000 new mobile customers was equally split between retail and wholesale.

The domestic operations had capex of DKK 120m, down 42.0% thereby bringing capex-to-net revenues to 8.3% compared with 15.7% in 2Q 2002.

European network operators

European network operators comprise Polkomtel, Bité and One (formerly Connect Austria).

Net revenues amounted to DKK 818m, down 3.2%, while EBITDA amounted to DKK 284m, down 8.4%. Both net revenues and EBITDA were negatively impacted by the deconsolidation of UMC as well as the unfavorable performance of the exchange rate between Polish zloty and Danish kroner.

Polkomtel's net revenues, on a pro rata basis, amounted to DKK 433m in 2Q 2003, down 4.4%, due mainly to changes in exchange rates. In local currency, net revenues increased 11.5%.

EBITDA amounted to DKK 171m on a pro rata basis, down 10.9%, due mainly to increased customer acquisition costs and changes in exchange rates. In local currency, EBITDA increased 3.9%.

On a pro rata basis, Polkomtel had 939,000 customers by the end of 2Q 2003, up 24.2%.

Bite's net revenues amounted to DKK 217m in 2Q 2003, an increase of 46.6%, driven by a larger customer base since end of 2Q 2002.

EBITDA amounted to DKK 51m, up 82.1%, and was driven by the increased scale of the business.

Bité had 479,000 mobile customers, up 30.9%.

One's net revenues, on an pro rata basis, amounted to DKK 168m in 2Q 2003, up 10.5%

EBITDA amounted to DKK 62m on a pro rata basis, up 44.2%, driven by disciplined cost management.

One had 207,000 mobile customers on a pro rata basis, up 6.7%.

Talkline

TDC's German subsidiary, Talkline, is a focused service provider of mobile telephony.

Talkline's net revenues amounted to DKK 1,545m, down 17.3%, reflecting the restructuring of Talkline, which was completed in 2Q 2002 and reduced revenues in Talkline Infodienste (cf. note 2 on page 7).

EBITDA amounted to DKK 128m, down 14.1% impacted by reductions in Talkline Infodienste partially offsetby improved performance in Talkline Mobile.

Talkline had 1.830m mobile customers, up 13.7% compared with 2Q 2002, or up 53,000 in 2Q 2003 alone.

TDC Switzerland

TDC Switzerland provides mobile, landline and Internet services for the Swiss market using the sunrise brand name.

DKKm	2Q 2002	2Q 2003	Change in %
Net revenues, total	2 179	2 266	4,0
Mobile telephony	1 062	1 199	12,9
Landline telephony	964	907	(5,9)
Internet services	153	160	4,6
Other revenues [1]	35	27	(22,9)
Total revenues	2 214	2 293	3,6
Operating expenses	(1 980)	(1 731)	12,6
Transmission costs, raw materials and supplies	(959)	(894)	6,8
Other external charges	(698)	(508)	27,2
Wages, salaries and pension costs	(323)	(329)	(1,9)
EBITDA	234	562	140,2
Depreciation, amortization and write-downs	(628)	(623)	0,8
- of which goodwill amortization	(230)	(328)	(42,6)
EBIT	(394)	(61)	84,5
1) Includes other operating income and work performed for own purposes and capitalized.

TDC Switzerland is positioned as the second-largest telecommunications provider in the Swiss market.

Since acquiring TDC Switzerland, TDC has implemented significant operational changes that have subsequently improved profitability, both by realizing and increasing the scale of the operations.

In 2Q 2003, TDC Switzerland's net revenues amounted to DKK 2,266m, up 4.0% compared with 2Q 2002, driven primarily by an increase in mobile revenues. In local currency, net revenues increased 7.2%.Over the past two years, net revenues have been growing faster than the overall growth in the Swiss telecommunications market.

Total operating expenses decreased 12.6% to DKK 1,731m. This decrease was due mainly to a 27.2% decrease in other external charges to DKK 508m. Wages, salaries and pension costs totaled DKK 329m, more or less unchanged.

EBITDA amounted to DKK 562m, up from DKK 234m; hence the EBITDA margin in 2Q 2003 was 24.8%, up from 10.7%.

EBITDA and EBITDA margin
(Bars in DKKm (left), line in % (right))

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
EBITDA	121	234	367	547	492	562
EBITDA margin	5,6	10,7	16,3	23,4	21,5	24,8

Depreciation, amortization and write-downs amounted to DKK 623m, down 0.8%. Goodwill amortization amounted to DKK 328m in 2Q 2003, up 42.6%. The increase relates to TDC's acquisition of outstanding shares in TDC Switzerland effectuated in February 2003.

EBIT consequently amounted to DKK (61)m in 2Q 2003, compared with DKK (394)m in 2Q 2002.EBIT excluding goodwill amortization was DKK 267m compared with DKK (164)m.

Capital expenditures were DKK 353m, comprising improved quality of the mobile network, including deep indoor coverage.

TDC Switzerland had 2.551m customers by the end of 2Q 2003, up 6.1% on a fully consolidated basis. The customer base comprised 1.189m mobile customers, up 13.8%, 833,000 landline customers, down 0.6%, 468,000 Internet dial-up customers, down 7.3% and 62,000 ADSL customers, up from 17,000.

TDC Directories Group

TDC Directories provides directory services, specialist business catalogs and on-line inquiry services in the Danish, Swedish and Finnish markets.

TDC Directories' overall performance is impacted by the current weakness in corporate advertising spending.

TDC Directories' quarterly results are affected by release dates of printed directories. Revenues from printed directories are recognized at the time of release. This can bring significant fluctuation in revenues and earnings from quarter to quarter.

Financial performance in 2Q 2003 was impacted by a change in timing of the release of yellow pages publications.

Net revenues in 2Q 2003 amounted to DKK 412m, an increase of 22.6%.

Total operating expenses increased 23.4% to DKK 306m, related primarily to costs directly related to publication.

EBITDA amounted to DKK 108m in 2Q 2003, up 17.4%.

Also, TDC Directories acquired full control of Odense Telefonbog in Denmark during 2Q 2003 and by the end of 2Q 2003, TDC Directories decided to close Gulan, a green field directory operation in three metro areas in Sweden.

TDC Cable TV Group

TDC Cable TV provides cable-TV services as well as Internet access in Denmark.

TDC Cable TV is gradually expanding its traditional TV business, while continuing to increase the coverage of Internet services.

TDC Cable TV's net revenues amounted to DKK 375m, up 15.4%, reflecting mainly a larger customer base in both the traditional cable-TV business and Internet service.

Total operating expenses increased 3.1% to DKK 334m.

EBITDA was DKK 47m, compared with DKK 5m in 2Q 2002.

By the end of 2Q 2003, TDC Cable TV had 902,000 Cable TV customers, up 4.2%, and 82,000 Internet access customers, up 95.2%. 51,000 of the Internet customers have high-speed Internet access.

Outlook

The Outlook for net revenue is changed to DKK 50.1bn from DKK 51.2bn in the May Outlook, reflecting elimination of certain low margin revenues, e.g. wholesale and Talkline Infodienste, change from gross to net accounting in Talkline Infodienste as well as currency impact from Polish and Swiss operations.

The Outlook for EBITDA is reaffirmed for the TDC Group, however, including a few reallocations between the business lines.

The Outlook for net income is revised upward by 21% to DKK 2.3bn, reflecting lower depreciation and amortization as well as lower net financial expenses.

Outlook for 2003
(Excl. one-time items and fair value adjustments)
DKKbn	2002	2003	Change in %
TDC Solutions
Net revenues	19,4	19,0	(2,1)
EBITDA	5,8	5,7	(1,3)
TDC Mobile International
Net revenues [1]	16,3	15,2	(6,5)
EBITDA [2]	3,2	3,2	(0,9)
TDC Switzerland
Net revenues	8,9	9,1	1,9
EBITDA	1,3	2,1	65,5
TDC Cable TV
Net revenues	1,3	1,5	12,1
EBITDA	0,0	0,1	-
TDC Directories
Net revenues	1,5	1,5	(1,9)
EBITDA	0,4	0,4	(8,9)
Other [3]
Net revenues	3,8	3,8	0,0
EBITDA	3,6	3,3	(7,6)

TDC Group
Net revenues	51,2	50,1	(2,1)
EBITDA	14,3	14,8	3,4
Net Income [4]	2,2	2,3	6,0
1) Adjusted for restructuring of Talkline and deconsolidation of UMC, growth is expected to be 0.8%.
2) Adjusted for the deconsolidation of UMC, growth is expected to be 3.7%.
3) Includes TDC Services, Belgacom, TDC A/S and elimination of internal settlements.
4) Adjusted for impact from put-option exercise regarding TDC Switzerland net income is expected to be DKK 2.7bn, or 24.5% higher than in 2002.

Safe harbor statement

Certain sections of this release contain forward-looking statements that are subject to risks and uncertainties. Examples of such forward-looking statements include, but are not limited to: projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios; statements of our plans, objectives or goals including those related to products or services; statements of future economic performance; and statements of assumptions underlying such statements. Words such as 'believes', 'anticipates', 'expects', 'intends', 'aims', 'plans' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include, but are not limited to, economic trends and developments in financial markets and the economic impact of unexpected events; technological developments; changes in applicable Danish and EU legislation; changes in interconnect rates; developments in competition within domestic and international communications solutions; introduction of and demand for new services and products; developments in the demand, product mix and prices in the mobile market, including marketing and customer acquisition costs; developments in the market for multimedia services; the possibilities of being awarded licenses; developments in TDC's international activities, which also involve certain political risks; and investments and divestitures in domestic and foreign companies.

We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Conference call

TDC invites you to take part in a conference call today at 09.00 CET hosted by Henning Dyremose, Chief Executive Officer, and Hans Munk Nielsen, Chief Financial Officer. To participate, please call +353 1 439 0432 from outside Denmark and 80 80 2003 (toll-free) from Denmark about 10 minutes before the conference call is due to start.

The conference will be available in digital replay until August 12, 2003: +353 1 240 0041. Access code: 256616#. Press # for instructions during the replay.

The conference call will refer to a slide deck that is available at www.dc.ktd and www.tdc.com . Participants wishing to derive full benefit from the conference call should obtain these slides in due time before the conference call begins.

Bloomberg access

The conference call is also available in listen-only audio mode through Bloomberg by typing LIVE [GO] at 09.00 CETon the release day.

The conference call with accompanying slides will be available approximately two hours after the conference call. To access the presentation please type TDCR [GO].

For further information, please contact Investor Relations at +45 3343 7680.

Financial calendar

TDC's financial calendar is as follows (more details on www.tdc.com):

October 7, 2003
Start of close period prior to 3Q 2003 release

November 4, 2003
Earnings Release 3Q 2003

January 28, 2004
Start of close period prior to 2003 full year and 4Q 2003 release

February 25, 2004
Release of full year 2003 and 4Q 2003 Earnings Release

Statements of Income for TDC Group

DKKm	2Q 2002	2Q 2003	Change in %	1H 2002	1H 2003	Change in %

Net revenues	12 723	12 370	(2,8)	25 353	24 548	(3,2)
Domestic net revenues	5 761	5 741	(0,3)	11 297	11 121	(1,6)
in percent of total net revenues	45%	46%	-	45%	45%	-
International net revenues	6 962	6 629	(4,8)	14 056	13 427	(4,5)
in percent of total net revenues	55%	54%	-	55%	55%	-
Other revenues	647	421	(34,9)	1 190	857	(28,0)
Total revenues	13 370	12 791	(4,3)	26 543	25 405	(4,3)

Transmission costs, raw materials and supplies	(4 618)	(4 065)	12,0	(9 381)	(8 320)	11,3
Other external charges (marketing, rent, transport etc.)	(2 733)	(2 436)	10,9	(5 526)	(4 940)	10,6
Wages, salaries and pension costs	(2 526)	(2 522)	0,2	(4 936)	(4 935)	0,0
Total operating expenses	(9 877)	(9 023)	8,6	(19 843)	(18 195)	8,3
EBITDA	3 493	3 768	7,9	6 700	7 210	7,6
of which domestic EBITDA	2 179	2 085	(4,3)	4 212	4 067	(3,4)
in percent of total EBITDA	62%	55%	-	63%	56%	-
of which international EBITDA	1 314	1 683	28,1	2 488	3 143	26,3
in percent of total EBITDA	38%	45%	-	37%	44%	-
Depreciation, amortization and write-downs	(2 189)	(2 213)	(1,1)	(4 335)	(4 363)	(0,6)
of which goodwill amortization	(377)	(443)	(17,5)	(752)	(828)	(10,1)
EBIT	1 304	1 555	19,2	2 365	2 847	20,4
One-time items, net	114	(919)	-	(345)	(974)	(182,3)
EBIT including one-time items	1 418	636	(55,1)	2 020	1 873	(7,3)
Net financials	(61)	(48)	21,3	(382)	(231)	39,5
of which financial expenses, net	(354)	(312)	11,9	(737)	(591)	19,8
of which income from investment in other associated enterprises	(7)	8	-	(33)	12	136,4
of which fair value adjustments	300	256	(14,7)	388	348	(10,3)
Income before income taxes	1 357	588	(56,7)	1 638	1 642	0,2
Total income taxes	(537)	(347)	35,4	(559)	(841)	(50,4)
of which related to income excl. one-time items and fair value adjustments	(474)	(521)	(9,9)	(821)	(1 021)	(24,4)
of which related to fair value adjustments	42	(83)	-	(3)	(85)	-
of which related to one-time items	(105)	257	-	265	265	0,0
Income before minorities	820	241	(70,6)	1 079	801	(25,8)
Minority interests' share of net income	45	(49)	-	112	(105)	-
Net income	865	192	(77,8)	1 191	696	(41,6)
Net income excluding one-time items and fair value adjustments	514	681	32,5	886	1 142	28,9

Statements of Income for the business lines

DKKm	TDC Solutions Group		TDC Mobile International Group		TDC Switzerland		TDC Directories Group

	2Q 2002	2Q 2003	2Q 2002	2Q 2003	2Q 2002	2Q 2003	2Q 2002	2Q 2003
Net revenues, external customers	4 657	4 304	3 674	3 402	2 179	2 246	305	381
Net revenues, other business lines	262	296	356	414	0	20	31	31
Other revenues [1]	450	292	109	81	35	27	4	2
Total revenues	5 369	4 892	4 139	3 897	2 214	2 293	340	414
Total operating expenses	(3 983)	(3 511)	(3 279)	(3 077)	(1 980)	(1 731)	(248)	(306)
EBITDA	1 386	1 381	860	820	234	562	92	108
Depreciation, amortization and write-downs	(685)	(762)	(348)	(408)	(628)	(623)	(24)	(27)
EBIT	701	619	512	412	(394)	(61)	68	81

Capital expenditures excl. share acquisitions	953	548	443	250	236	353	8	10

DKKm	TDC Cable TV Group		Other [2]		TDC Group

	2Q 2002	2Q 2003	2Q 2002	2Q 2003	2Q 2002	2Q 2003
Net revenues, external customers	325	375	1 583	1 662	12 723	12 370
Net revenues, other business lines	0	1	(649)	(762)	0	0
Other revenues [1]	4	5	45	14	647	421
Total revenues	329	381	979	914	13 370	12 791
Total operating expenses	(324)	(334)	(63)	(64)	(9 877)	(9 023)
EBITDA	5	47	916	850	3 493	3 768
Depreciation, amortization and write-downs	(55)	(53)	(449)	(340)	(2 189)	(2 213)
EBIT	(50)	(6)	467	510	1 304	1 555

Capital expenditures excl. share acquisitions	55	64	229	129	1 924	1 354

1) Includes other operating income and work performed for own purposes and capitalized.
2) Includes TDC A/S, Belgacom, TDC Services and eliminations.

TDC Group
Balance Sheets

TDC Group (DKKm)	2Q 2002	2Q 2003

Assets
Intangible assets, net	28 856	33 296
Property, plant and equipment, net	33 608	31 639
Investments and other assets, net	2 927	1 800
Total fixed assets	65 391	66 735

Total inventories	1 053	856
Total accounts receivable	23 375	20 431
Marketable securities	1 281	2 006
Cash	761	1 987
Total current assets	26 470	25 280

Total assets	91 861	92 015

Liabilities and shareowners' equity
Shareowners' equity	31 988	32 822

Minority interests	573	446
Total provision	7 683	8 044

Total long-term debt	29 355	36 050

Current maturities of long-term debt	553	1 189
Short-term bank loans	6 866	461
Accounts payable	7 813	6 513
Other incl. deferred income	7 030	6 490
Total short-term debt	22 262	14 653
Total debt	51 617	50 703

Total liabilities	59 873	59 193

Total liabilities and shareowners' equity	91 861	92 015

Net interest-bearing debt, end of period	34 732	33 707

Statements of Cash Flow
Proportionally consolidated

TDC Group (DKKm)	2Q 2002	2Q 2003	Change in %	1H 2002	1H 2003	Change in %
EBITDA	3 493	3 768	7,9	6 700	7 210	7,6
Interest paid	(608)	(820)	(34,9)	(673)	(969)	(44,0)
Tax paid	(291)	(319)	(9,6)	(776)	(718)	7,5
Change in working capital	(410)	(173)	57,8	(387)	(345)	10,9
Other	(30)	(25)	16,7	(419)	(270)	35,6
Cash flow from operating activities	2 154	2 431	12,9	4 445	4 908	10,4
Capex excl. share acquisitions	(1 924)	(1 354)	29,6	(3 602)	(2 851)	20,8
Share acquisitions	(177)	(116)	34,5	(641)	(8 007)	-
Change in trade accounts payable, capex	(32)	(48)	(50,0)	(270)	(117)	56,7
Divestment of assets	440	91	(79,3)	1 509	113	(92,5)
Dividends received from associated enterprises	372	0	-	372	0	-
Cash flow from investing activities	(1 321)	(1 427)	(8,0)	(2 632)	(10 862)	-
Change in interest-bearing debt	(2 023)	355	-	(401)	6 549	-
Consolidation of acquired companies	1	0	-	(3)	0	-
Currency translation adjustments	602	392	(34,9)	544	530	(2,6)
Dividend paid	(2 363)	(2 453)	(3,8)	(2 363)	(2 453)	(3,8)
Other	32	(8)	-	(87)	(264)	-
Cash flow from financing activities	(3 751)	(1 714)	54,3	(2 310)	4 362	-

Increase/(decrease) in cash and cash equivalents	(2 918)	(710)	75,7	(497)	(1 592)	-

Cash and cash equivalents, end of period	2 042	3 993	95,5	2 042	3 993	95,5

Shareowners' equity

TDC Group (DKKm)		2Q 2002	2Q 2003
Shareowners' equity at April 1		33 583	35 393
Net income		865	192
Dividends paid		(2 363)	(2 453)
Currency translation adjustments		(97)	(310)
Shareowners' equity at June 30		31 988	32 822

Employees

Full-time equivalents 1)
TDC and fully consolidated subsidiaries	2Q 2002	2Q 2003	Change [2]
			in %
TDC Solutions	13 207	11 973	9,3
TDC Mobile International	2 786	2 678	3,9
TDC Switzerland	2 299	2 319	(0,9)
TDC Directories	1 199	1 191	0,7
TDC Cable TV	701	713	(1,7)
Others	2 624	2 577	1,8
TDC Group	22 816	21 451	6,0

1) The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees. Proportionally consolidated companies are not included.

2) Positive figures indicate fewer employees.

Selected financial and operating data 1998 - 1H 2003

		1998	1999	2000	2001	2002	1H 2003

Statements of Income	DKKm
Net revenues		33 989	38 206	44 552	51 564	51 155	24 548
Total revenues		35 867	40 437	46 757	54 082	53 477	25 405
Total operating expenses		(24 859)	(28 104)	(33 742)	(41 212)	(39 164)	(18 195)
Earnings before interest, taxes, depreciation and amortization (EBITDA)		11 008	12 333	13 015	12 870	14 313	7 210
Depreciation, amortization and write-downs		(5 331)	(5 640)	(6 240)	(8 531)	(9 178)	(4 363)
EBIT		5 677	6 693	6 775	4 339	5 135	2 847
One-time items		755	0	6 161	(2 548)	(1 133)	(974)
EBIT incl. one-time items		6 432	6 693	12 936	1 791	4 002	1 873
Net financials		206	(224)	(470)	(787)	2 133	(231)
Income before income taxes		6 638	6 469	12 466	1 004	6 135	1 642
Total income taxes		(1 896)	(2 667)	(3 212)	(1 425)	(1 686)	(841)
Income before minority interests		4 742	3 802	9 254	(421)	4 449	801
Minority interests		(34)	(62)	(15)	407	93	(105)
Net income		4 708	3 740	9 239	(14)	4 542	696

Net income excluding one-time items and fair value adjustments
EBIT		5 677	6 693	6 775	4 339	5 135	2 847
Net financials		(63)	(272)	(614)	(1 410)	(1 124)	(579)
Income before income taxes		5 614	6 421	6 161	2 929	4 011	2 268
Income taxes related to ordinary income		(2 045)	(2 660)	(2 563)	(1 843)	(1 899)	(1 021)
Net income before minority interests		3 569	3 761	3 598	1 086	2 112	1 247
Minority interests' share of ordinary income		(34)	(62)	(15)	355	57	(105)
Net income		3 535	3 699	3 583	1 441	2 169	1 142

Balance Sheets	DKKbn
Total assets		54,0	62,8	75,8	93,7	90,6	92,0
Net interest-bearing debt		8,6	13,6	14,1	34,6	25,6	33,7
Total shareowners' equity		26,9	28,5	35,5	33,3	35,3	32,8
Shares issued (million)		216,5	216,5	216,5	216,5	216,5	216,5

Statements of Cash Flow	DKKm
Operating activities		8 999	8 504	8 947	7 000	12 541	4 908
Investing activities		(5 925)	(11 318)	(7 520)	(20 841)	(2 060)	(10 862)
Financing activities		(8 830)	2 997	3 277	10 511	(7 402)	4 362
Change in cash and cash equivalents		(5 756)	183	4 704	(3 330)	3 079	(1 592)

Capital expenditures	DKKbn
Excluding share acquisitions		7,4	7,5	9,8	11,2	7,7	2,9
Including share acquisitions		8,0	11,6	16,2	23,3	8,9	10,9

Key financial ratios
Reported EPS	DKK	21,7	17,3	42,7	(0,1)	21,0	3,2
Operating EPS 1)	DKK	16,3	17,1	16,5	6,7	9,9	5,3
Dividend per share	DKK	9,5	10,0	10,5	11,0	11,5	-
EBITDA margin	%	32,4	32,3	29,2	25,0	28,0	29,4
Return on capital employed (ROCE) 2)%		17,4	19,4	16,8	9,9	11,1	6,1

Subscriber base - pro rata (end of period)	('000)
Landline		4 277	4 410	4 559	4 740	4 458	4 550
- Domestic		3 204	3 203	3 182	3 139	3 076	3 029
- International		1 073	1 207	1 377	1 601	1 382	1 521
Mobile		2 312	3 233	4 879	6 301	6 746	7 506
- Domestic		995	1 294	1 639	1 896	1 975	2 258
- International		1 317	1 939	3 240	4 405	4 771	5 248
Internet		327	662	1 063	1 579	1 495	1 675
Cable TV		812	825	801	828	885	902
Total subscribers		7 728	9 130	11 302	13 448	13 584	14 633

Number of employees 3)		17 714	18 158	19 946	22 485	22 263	21 451
DKK/USD exchange rate							6,43
DKK/EUR exchange rate							7,43

1) Operating EPS excludes one-time items and fair value adjustments.
2) ROCE is defined as operating income before one-time items plus interest and other financial income excl. fair value adjustments divided by total shareowners' equity plus interest-bearing debt.

3) The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees. Proportionally consolidated companies are not included.

Quarterly figures 2001-2Q 2003

	2001	1Q02	2Q02	3Q02	4Q02	2002	1Q03	2Q03
DKKm

TDC Solutions	19 719	4 820	4 919	4 818	4 846	19 403	4 620	4 600
TDC Mobile International	17 580	4 066	4 030	4 136	4 027	16 259	3 682	3 816
- Domestic	4 808	1 163	1 316	1 363	1 313	5 152	1 207	1 453
- European net operators	3 425	811	845	984	831	3 474	785	818
- Talkline	9 347	2 092	1 869	1 789	1 883	7 633	1 690	1 545
TDC Switzerland	7 776	2 165	2 179	2 247	2 341	8 932	2 302	2 266
TDC Directories	1 502	296	336	419	478	1 529	208	412
TDC Cable TV	1 191	321	325	338	354	1 338	368	375
Others [1]	3 796	962	934	885	913	3 694	998	901
Net revenues	51 564	12 630	12 723	12 843	12 959	51 155	12 178	12 370

TDC Solutions	6 247	1 382	1 386	1 551	1 458	5 777	1 390	1 381
TDC Mobile International	2 332	734	860	938	696	3 228	654	820
- Domestic	1 341	323	401	468	426	1 618	336	408
- European net operators	877	301	310	305	200	1 117	248	284
- Talkline	114	110	149	164	70	493	70	128
TDC Switzerland	(77)	121	234	367	547	1 269	496	562
TDC Directories	503	45	92	155	147	439	(16)	108
TDC Cable TV	(50)	2	5	11	12	30	22	47
Others [1]	3 915	923	916	839	892	3 570	896	850
EBITDA	12 870	3 207	3 493	3 861	3 752	14 313	3 442	3 768
Depreciation, amortization and write-downs	(8 531)	(2 146)	(2 189)	(2 214)	(2 629)	(9 178)	(2 150)	(2 213)
- of which goodwill amortization	(1 474)	(375)	(377)	(359)	(377)	(1 488)	(385)	(443)
EBIT	4 339	1 061	1 304	1 647	1 123	5 135	1 292	1 555
One-time items	(2 548)	(459)	114	(815)	27	(1 133)	(55)	(919)
EBIT incl. one-time items	1 791	602	1 418	832	1 150	4 002	1 237	636
Net financials	(787)	(321)	(61)	2 460	55	2 133	(183)	(48)
- Financial expenses, net	(1 355)	(383)	(354)	(337)	(40)	(1 114)	(279)	(312)
- Income from inv. in other assoc. entp.	(55)	(26)	(7)	4	19	(10)	4	8
- Fair value adjustments	623	88	300	2 793	76	3 257	92	256
Income before income taxes	1 004	281	1 357	3 292	1 205	6 135	1 054	588
Tax	(1 425)	(22)	(537)	(584)	(543)	(1 686)	(494)	(347)
- Income taxes related to ordinary income	(1 843)	(347)	(474)	(584)	(494)	(1 899)	(500)	(521)
- Income taxes related to one-time items	441	370	(105)	-	(27)	238	8	257
- Income taxes on fair value adjustments	(23)	(45)	42	-	(22)	(25)	(2)	(83)
Income before minority interests	(421)	259	820	2 708	662	4 449	560	241
Minorities	407	67	45	24	(43)	93	(56)	(49)
- Minorities' share of ordinary income	355	67	45	(12)	(43)	57	(56)	(49)
- Minorities related to one-time items	52	-	-	36	-	36	-	-
Net income	(14)	326	865	2 732	619	4 542	504	192

Excluding one-time items and fair value adjustments
EBIT	4 339	1 061	1 304	1 647	1 123	5 135	1 292	1 555
Net financials	(1 410)	(409)	(361)	(333)	(21)	(1 124)	(275)	(304)
Income before income taxes	2 929	652	943	1 314	1 102	4 011	1 017	1 251
Income taxes related to ordinary income	(1 843)	(347)	(474)	(584)	(494)	(1 899)	(500)	(521)
Income before minority interests	1 086	305	469	730	608	2 112	517	730
Minorities' share of ordinary income	355	67	45	(12)	(43)	57	(56)	(49)
Net income	1 441	372	514	718	565	2 169	461	681

[1] Includes TDC Services, Belgacom, TDC A/S and eliminations

Capex, excl. share acquisitions

	2001	1Q02	2Q02	3Q02	4Q02	2002	1Q03	2Q03
DKKm

TDC Solutions	3 959	779	953	893	923	3 548	575	548
TDC Mobile International	3 529	355	443	393	454	1 645	307	250
- Domestic operations	1 933	170	207	174	153	704	168	120
- Talkline	314	9	8	11	32	60	4	7
- European net operators	1 282	176	228	208	269	881	135	123
TDC Switzerland	1 709	290	236	340	691	1 557	249	353
TDC Directories	22	6	8	8	8	29	4	10
TDC Cable TV	252	64	55	45	84	248	70	64
Others [1]	1 718	185	229	106	152	672	292	129
Capex	11 189	1 678	1 924	1 785	2 312	7 699	1 497	1 354

[1] Includes TDC Services, Belgacom, TDC A/S and eliminations

Customers

Customers ('000) (end of period)
	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03

Domestic:
Landline customers including wholesale	3 139	3 134	3 112	3 092	3 076	3 049	3 029
Mobile customers including wholesale and Duét	1 896	1 873	1 868	1 935	1 975	2 076	2 258
- of which Duet in TDC Solutions	254	255	266	270	272	268	275
Internet including dial-up, broadband and wholesale	678	731	767	801	834	907	926
- of which ADSL	111	153	187	219	253	302	332
- of which Cable-TV Internet customers	25	34	42	50	62	73	82
Cable-TV customers	828	864	866	870	885	890	902
Domestic customers, total	6 541	6 601	6 613	6 698	6 770	6 922	7 115

International:
Landline customers	1 601	1 619	1 360	1 361	1 382	1 534	1 521
- Switzerland	619	647	660	663	671	841	833
- Others	982	972	700	698	711	693	688
Mobile customers	4 405	4 429	4 527	4 680	4 771	5 163	5 248
- Switzerland	743	795	822	856	893	1 170	1 189
- Talkline	1 751	1 692	1 609	1 594	1 713	1 777	1 830
- Others	1 911	1 942	2 096	2 230	2 165	2 216	2 229
Internet customers	901	638	628	640	661	791	749
- Switzerland	393	420	411	418	432	557	530
- Others	508	218	217	222	229	234	219
International pro rata customers, total	6 907	6 686	6 515	6 680	6 814	7 488	7 518
Group customers, total	13 448	13 287	13 128	13 378	13 584	14 410	14 633

Traffic

Traffic volume (million minutes):	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03

Domestic landline traffic including wholesale	5 597	5 419	5 091	4 756	5 150	5 069	4 668
- of which voice traffic	2 773	2 700	2 586	2 472	2 563	2 532	2 316
International landline traffic	502	498	514	556	515	489	491
Mobile traffic including wholesale	690	676	762	784	759	765	860

Performance measurement and use of EBITDA

TDC analyzes business line results and measures performance based on net revenues, EBITDA and EBIT, adjusted to exclude the impacts of one-time items.EBITDA, or earnings before interest, taxes, depreciation and amortization, is calculated as income from operations plus depreciation, amortization and write-downs.We recognize that EBITDA is a standard measure widely used by companies, analysts and investors in the communications industry, particularly in Europe.We therefore believe that EBITDA is a useful disclosure, in conjunction with other performance measures, that allows a more complete comparison of our operating performance relative to other companies in the industry.However, EBITDA is not a measure of performance under U.S. GAAP, and may not be comparable to other similarly titled measures for other companies.EBITDA should not be considered as an alternative to operating income as an indicator of operating performance, nor should it be seen as an alternative to cash flow from operating activities as a measure of liquidity.

We believe that the one-time items do not reflect the underlying fundamentals of the business, and should be analyzed separately.

Historical figures

Possible minor and non-material changes in historical figures are not specified in detail in the report.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares : Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares : New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represents one half of one common share
ISIN US8723 6N1028
Sedol 2883094

[1] Adjusted for deconsolidation of UMC, restructuring of Talkline and change from gross to net accounting in Talkline Infodienste.

[2] Adjusted for deconsolidation of UMC, restructuring of Talkline and a change from gross to net accounting (EBITDA neutral) of content settlement in Talkline Infodienste, as a consequence of transferring debtor risk to content providers.